

SEC〔 09040094 〕SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 27 2009

Washington, DC

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SEC FILE NUMBER
8~~-~~ ~~025256~~ *46783*

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING__January 1, 2008__ AND ENDING__December 31, 2008__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G & W Equity Sales, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

 8902 N. Meridian Street, Suite 202
                                   (No. and Street)

Indianapolis	Indiana	46260-5307
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Glenda L. Neff__   __317-581-1580 x219__
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Somerset CPAs, P.C.
                    (Name – *if individual, state last, first, middle name*)

3925 River Crossing Parkway	Indianapolis	IN	46240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

5\6

OATH OR AFFIRMATION

I, _____Glenda L. Neff_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___G & W Equity Sales, Inc._____ , as
of ___December 31_____ , 20 _08___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____


Glenda L. Neff
Signature

Treasurer
Title


Ruth Ann Hiatt
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

FEB 2 7 2009

Washington, DC
110

G & W EQUITY SALES, INC.
Financial Statements
Years Ended December 31, 2008 and 2007

G & W EQUITY SALES, INC.

TABLE OF CONTENTS



3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

We have audited the accompanying statements of financial condition of G & W EQUITY SALES, INC., as of December 31, 2008 and 2007, and the related statements of operations and retained earnings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial condition of G & W EQUITY SALES, INC., as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Somerset CPAs PC

February 19, 2009

Accounting	Dental	Litigation & Valuation
Assurance	Employee Benefits	Manufacturing & Distribution
Business Consulting	Entrepreneurial	Not-for-Profit
Construction & A/E	Health Care	Real Estate
Dealerships	Information Solutions	Tax
		Wealth Management

G & W EQUITY SALES, INC.
Balance Sheets
December 31, 2008 and 2007

	2008	2007
Assets		
Current Assets		
Cash and cash equivalents	$ 31,708	$ 418,652
Commissions receivable	232,283	297,223
Prepaid expenses	66,310	70,618
Total Assets	$ 330,301	$ 786,493
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts and commissions payable	$ 97,191	$ 142,196
Dividends payable	0	125,000
Total Current Liabilities	97,191	267,196
Shareholders' Equity		
Common stock	8,000	8,000
Paid-in-capital	17,000	17,000
Retained earnings	208,110	494,297
Total Shareholders' Equity	233,110	519,297
Total Liabilities and Shareholders' Equity	$ 330,301	$ 786,493

G & W EQUITY SALES, INC.
Statements of Operations and Retained Earnings
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues	$ 3,121,986	$ 3,765,320
Operating Expenses		
Service fees	1,500,000	1,500,000
Sales commissions	1,423,833	1,897,570
Licenses and fees	41,321	5,577
Insurance	20,788	11,053
Professional services	17,300	17,725
Education and training	2,235	2,270
Miscellaneous expenses	1,088	2,009
Computer expense	825	5,204
Dues and publications	783	465
Total Operating Expenses	3,008,173	3,441,873
Net Income	113,813	323,447
Retained Earnings, Beginning of Year	494,297	430,850
Dividends	(400,000)	(260,000)
Retained Earnings, End of Year	$ 208,110	$ 494,297

See accompanying notes.

G & W EQUITY SALES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash Flows from Operating Activities		
Net income	$ 113,813	$ 323,447
Adjustments to reconcile net income to net cash		
provided by operating activities:		
(Increase) decrease in commissions receivable	64,940	(4,891)
(Increase) decrease in prepaid expenses	4,307	(3,159)
Decrease in accounts and commissions payable	(45,004)	(839)
Net cash provided by operating activities	138,056	314,558
Cash Flows from Financing Activities		
Dividends paid	(525,000)	(135,000)
Net cash used in financing activities	(525,000)	(135,000)
Net Increase in Cash and Cash Equivalents	(386,944)	179,558
Cash and Cash Equivalents, Beginning of Year	418,652	239,094
Cash and Cash Equivalents, End of Year	$ 31,708	$ 418,652

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

G & W Equity Sales, Inc. (the Company), a wholly owned subsidiary, is a limited broker-dealer and sells variable annuities, variable life insurance, mutual funds, and direct participation programs on behalf of various vendors. Effective July 1, 2006, the Company established three (3) branch offices. The Main Office/Office of Supervisory Jurisdiction (OSJ) is located in Indianapolis, Indiana, and is also a branch office. Additionally, the Company established two branch offices located in Dublin, Ohio and St. Paul, Minnesota. The Company markets its products primarily in the states located in the middle two-thirds of the United States.

The Company became registered with the Securities and Exchange Commission, effective November 22, 1993. The Company became registered with the Financial Industry Regulatory Authority, Inc. (formally known as the National Association of Securities Dealers, Inc.), on March 2, 1994.

The Company was registered with the Securities and Exchange Commission as a registered investment advisor, but withdrew the registration as required by law in 1997. The Company became a non-federally covered advisor at the time.

The Company became registered with the Municipal Securities Rulemaking Board on March 15, 2002, to enable the Company to be a municipal fund securities broker (529 College Savings Plans only).

Revenue Recognition

The Company recognizes revenue on its variable annuity, variable life insurance, mutual funds, and direct participation program products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting. The Company reports its operations on the cash basis method of accounting for income tax reporting purposes.

Commissions Receivable

The Company carries its commissions receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is provided. The Company's policy is not to accrue interest on past due receivables.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Cash Flows

For purposes of the Statements of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Uncertainty in Income Taxes

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 ("SFAS 109"). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Company has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP 48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Company's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB released FASB Staff Position ("FSP") 157-2, "Effective Date of FASB Statement No. 157," which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company adopted SFAS No. 157 for financial assets and liabilities during the year ending December 31, 2008.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Fair Value Measurements (Continued):

SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires that the Company maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.

- Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, similar assets and liabilities in markets that are not active or can be corroborated by observable market data.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Note B - Common Stock:

The Company has voting stock with equal voting rights, as well as non-voting stock. All of the stock is no par value.

The following summarizes the Company's shares of common stock at December 31, 2008 and 2007:

	Voting	Non-Voting
Authorized	2,000	1,000
Issued	400	0
Outstanding	400	0

Note C - Income Taxes:

The Company is a qualified sub-chapter S corporation of another entity and will file a consolidated return with the parent company. The shareholders of the parent company will be taxed on the consolidated taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Note D - Related Party Transactions:

The Company has a service agreement with a corporation that is related by common ownership. Under terms of the agreement, the related corporation has agreed to make available certain facilities and provide for performance of certain administrative and clerical services. Service fees amounted to $1,500,000 and $1,500,000 for the years ended December 31, 2008 and 2007, respectively.

The Company pays commissions to Registered Representatives, some of whom are also shareholders of the parent company. The Company incurred approximately $1,307,300 and $1,423,000 of related party commissions for the years ended December 31, 2008 and 2007, respectively. Accounts payable includes approximately $97,000 and $92,300 of related party commissions at December 31, 2008 and 2007, respectively.

Note E- Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with a single financial institution. At times, such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

Note F - Fair Value Measurements:

As of December 31, 2008, the Company held certain financial assets and liabilities that are required to be measured at fair value on a recurring basis. The following table presents information on these assets and liabilities as well as the fair value hierarchy used to determine their fair value:

	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total Fair Value at December 31, 2008
Assets				
Cash and cash equivalents	$ 31,708	$ 0	$ 0	$ 31,708
Total Assets	$ 31,708	$ 0	$ 0	$ 31,708

The carrying value for this asset approximates its fair value at December 31, 2008.

Note G- Major Carrier:

Three insurance companies comprised approximately seventy nine percent (79%) of the total accounts receivable at December 31, 2008, and revenues which were derived from the sale of products with these insurance companies was approximately eighty percent (80%) for the year then ended. Three insurance companies comprised approximately seventy eight percent (78%) of the total accounts receivable at December 31, 2007, and revenues which were derived from the sale of products with these insurance companies was approximately seventy nine percent (79%) for the year then ended.

Note H - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the years ended December 31, 2008 and 2007, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note I - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $6,479. At December 31, 2008, the Company's net capital was $135,522 which was $129,043 in excess of its minimum net capital requirement.



3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report
on the Supplementary Information Required by Rule 17a-5
of the Securities and Exchange Commission

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

Our report on our audits of the 2008 and 2007 basic financial statements of G & W EQUITY SALES, INC., appears on page 1. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Somerset CPAs PC

February 19, 2009

Accounting	Dental	Litigation & Valuation
Assurance	Employee Benefits	Manufacturing & Distribution
Business Consulting	Entrepreneurial	Not-for-Profit
Construction & A/E	Health Care	Real Estate
Dealerships	Information Solutions	Tax
		Wealth Management

G & W EQUITY SALES, INC.
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
As of December 31, 2008

Net Capital

Total Shareholder's Equity	$	233,110
Other Deductions		(97,588)
Net Capital	$	135,522

Aggregate Indebtedness

Items Included in Statement of Financial Condition		
Other accounts payable	$	97,191
Total Aggregate Indebtedness	$	97,191

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$	6,479
Excess Net Capital	$	129,043
Excess Net Capital at 1000%	$	125,802
Ratio: Aggregate Indebtedness to Net Capital		0.72 to 1

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2008)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$	135,522
Net Capital per Above	$	135,522



3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

SOMERSET
CPAs

Independent Auditors' Report

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of G & W EQUITY SALES, INC., for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by G & W EQUITY SALES, INC., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3-(a)(11) and the reserve required by rule 15c3-3(e). Because G & W EQUITY SALES, INC., does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by G & W EQUITY SALES INC., in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Accounting	Dental	Litigation & Valuation
Assurance	Employee Benefits	Manufacturing & Distribution
Business Consulting	Entrepreneurial	Not-for-Profit
Construction & A/E	Health Care	Real Estate
Dealerships	Information Solutions	Tax
		Wealth Management

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Somma CPA PC

February 19, 2009

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com